UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

NVE Corporation
(Name of Issuer)

common stock, $.01 par value
(Title of Class Securities)

629445 10 7
(CUSIP Number)

Mary E. Schaffner
Wells Fargo & Company
MAC N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, MN  55479
(612) 667-2367
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2000
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SCHEDULE 13D

CUSIP No. 629445 10 7                                         Page 2 of 11 Pages

1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Norwest Equity Partners IV, L.P.
        Tax Identification No. 41-1647118

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                      (b) [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS*
         SC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)         [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Minnesota

NUMBER OF       7)  SOLE VOTING POWER
SHARES                 7,034,899
BENEFICIALLY    8)  SHARED VOTING POWER
OWNED BY               0
EACH            9)  SOLE DISPOSITIVE POWER
REPORTING              7,034,899
PERSON         10)  SHARED DISPOSITIVE POWER
WITH                   0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,034,899

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        41.6%

14)  TYPE OF REPORTING PERSON*
        PN


* SEE INSTRUCTIONS BEFORE FILLING OUT!











SCHEDULE 13D

CUSIP No. 629445 10 7                                  Page 3 of 11 Pages

1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Itasca Partners, L.L.P.
        Tax Identification No. 41-1647117

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                      (b) [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS*
        SC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)        [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Minnesota

NUMBER OF       7)  SOLE VOTING POWER
SHARES                  7,034,899
BENEFICIALLY    8)  SHARED VOTING POWER
OWNED BY                0
EACH            9)  SOLE DISPOSITIVE POWER
REPORTING               7,034,899
PERSON          10)  SHARED DISPOSITIVE POWER
WITH                    0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,034,899

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        41.6%

14)  TYPE OF REPORTING PERSON*
        PN


* SEE INSTRUCTIONS BEFORE FILLING OUT!











SCHEDULE 13D

CUSIP No. 629445 10 7                                  Page 4 of 11 Pages

1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        John E. Lindahl
        Social Security No. ###-##-####

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                      (b) [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS*
        SC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)      [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

NUMBER OF       7)  SOLE VOTING POWER
SHARES                   7,577,434 (1)
BENEFICIALLY    8)  SHARED VOTING POWER
OWNED BY                 0
EACH            9)  SOLE DISPOSITIVE POWER
REPORTING                7,577,434 (1)
PERSON         10)  SHARED DISPOSITIVE POWER
WITH                     0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,577,434 (1)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        44.8% (1)

14)  TYPE OF REPORTING PERSON*
        IN


* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 542,535 shares of common stock of NVE Corporation that John E. Lindahl may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners V, L.L.P., a Minnesota limited liability partnership ("Itasca Partners V") and the general partner of Norwest Equity Partners V, L.P., a Minnesota limited partnership ("Norwest Equity Partners V") and the record holder of such shares.




SCHEDULE 13D

CUSIP No. 629445 10 7                                  Page 5 of 11 Pages

1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         George J. Still, Jr.
         Social Security No. ###-##-####

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                      (b) [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS*
        SC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)         [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

NUMBER OF       7)  SOLE VOTING POWER
SHARES                   7,577,434 (1)
BENEFICIALLY    8)  SHARED VOTING POWER
OWNED BY                 0
EACH            9)  SOLE DISPOSITIVE POWER
REPORTING                7,577,434 (1)
PERSON         10)  SHARED DISPOSITIVE POWER
WITH                     0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,577,434 (1)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        44.8% (1)

14)  TYPE OF REPORTING PERSON*
        IN


* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 542,535 shares of common stock of NVE Corporation that George J. Still, Jr. may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners V, the general partner of Norwest Equity Partners V, the record holder of such shares.






SCHEDULE 13D

CUSIP No. 629445 10 7                                  Page 6 of 11 Pages

1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        John P. Whaley
        Social Security No. ###-##-####

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                      (b) [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS*
        SC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)     [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

NUMBER OF       7)  SOLE VOTING POWER
SHARES                   7,577,434 (1)
BENEFICIALLY    8)  SHARED VOTING POWER
OWNED BY                 0
EACH            9)  SOLE DISPOSITIVE POWER
REPORTING                7,577,434 (1)
PERSON         10)  SHARED DISPOSITIVE POWER
WITH                     0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,577,434 (1)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        44.8% (1)

14)  TYPE OF REPORTING PERSON*
        IN


* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 542,535 shares of common stock of NVE Corporation that John P. Whaley may be deemed to beneficially own by virtue of his position as the managing administrative partner of Itasca Partners V, the general partner of Norwest Equity Partners V, the record holder of such shares.






SCHEDULE 13D

CUSIP No. 629445 10 7                                  Page 7 of 11 Pages

STATEMENT FOR SCHEDULE 13

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.01 per share, of NVE Corporation, whose executive offices are located at 11409 Valley View Road, Eden Prairie, Minnesota 55344.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c)  This statement is filed by the entities and persons listed below:

             Norwest Equity Partners IV, L.P.
             Itasca Partners, L.L.P.
             John E. Lindahl
             George J. Still, Jr.
             John P. Whaley

Norwest Equity Partners IV, L.P. ("Norwest Equity Partners IV") is a Minnesota limited partnership, of which Itasca Partners, L.L.P. ("Itasca Partners"), a Minnesota limited liability partnership, is the general partner. John E. Lindahl and George J. Still, Jr. are the managing partners of Itasca Partners and John P. Whaley is the managing administrative partner of Itasca Partners. The address of Norwest Equity Partners IV is 3600 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402.

(d) During the last five years, none of the persons listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the entities listed above was organized under the laws of the state of Minnesota. Each of the natural persons listed above is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of common stock of NVE Corporation that are the subject of this statement were acquired as a result of the merger of Nonvolatile Electronics, Incorporated (NVE), a Minnesota corporation ("NVE"), with and into PREMIS Corporation, a Minnesota corporation, with Premis surviving under the new name NVE Corporation. As of the effective date of the merger, November 21, 2000, each share of common stock of NVE outstanding immediately prior to the Merger, was converted into 3.5 shares of common stock of NVE Corporation.



SCHEDULE 13D

CUSIP No. 629445 10 7                                  Page 8 of 11 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

The record holder of the shares of common stock of NVE Corporation that are the subject of this statement is Norwest Equity Partners IV. Norwest Equity Partners IV is holding such shares for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)(i) Norwest Equity Partners IV: As of November 21, 2000, Norwest Equity Partners IV was the record holder of 7,034,899 shares of common stock of NVE Corporation. This amount represents 41.6% of the total shares of common stock of NVE Corporation outstanding as of that date.

(ii) Itasca Partners: As of November 21, 2000, Itasca Partners may be deemed to have beneficially owned 7,034,899 shares of common stock of NVE Corporation by virtue of its position as the general partner of Norwest Equity Partners IV, the record holder of such shares. This amount represents 41.6% of the total shares of common stock of NVE Corporation outstanding as of that date.

(iii) John E. Lindahl: As of November 21, 2000, John E. Lindahl may be deemed to have beneficially owned 7,577,434 shares of common stock of NVE Corporation, which includes 7,034,899 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners, the general partner of Norwest Equity Partners IV, the record holder of such shares; and also includes, 542,535 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners V, L.L.P, a Minnesota limited liability partnership ("Itasca Partners V") and the general partner of Norwest Equity Partners V, L.P., a Minnesota limited partnership ("Norwest Equity Partners V") and the record holder of such shares. This amount represents 44.8% of the total shares of common stock of NVE Corporation outstanding as of that date.

(iv) George J. Still: As of November 21, 2000, George J. Still may be deemed to have beneficially owned 7,577,434 shares of common stock of NVE Corporation, which includes 7,034,899 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners, the general partner of Norwest Equity Partners IV, the record holder of such shares; and also includes, 542,535 shares of common stock that he may be deemed to beneficially own by virtue of his position as a managing partner of Itasca Partners V, the general partner of Norwest Equity Partners V, the record holder of such shares. This amount represents 44.8% of the total shares of common stock of NVE Corporation outstanding as of that date.











SCHEDULE 13D

CUSIP No. 629445 10 7                                  Page 10 of 11 Pages

(v) John P. Whaley: As of November 21, 2000, John P. Whaley may be deemed to have beneficially owned 7,577,434 shares of common stock of NVE Corporation, which includes 7,034,899 shares of common stock that he may be deemed to beneficially own by virtue of his position as the managing administrative partner of Itasca Partners, the general partner of Norwest Equity Partners IV, the record owner of such shares; and also includes, 542,535 shares of common stock that he may be deemed to beneficially own by virtue of his position as the managing administrative partner of Itasca Partners V, the general partner of Norwest Equity Partners V, L.P., the record holder of such shares. This amount represents 44.8% of the total shares of common stock of NVE Corporation outstanding as of that date.

(b) Norwest Equity Partners IV has sole voting and disposition power of the shares of common stock of NVE Corporation held of record by it, and Norwest Equity Partners V has sole voting and disposition power of the shares of common stock of NVE Corporation held of record by it.

(c)  Not applicable.

(d) With the exception of the persons who are the holders of record of the shares of common stock of NVE Corporation listed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by the reporting persons.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        None.


















SCHEDULE 13D

CUSIP No. 629445 10 7                                  Page 10 of 11 Pages


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 7, 2000

NORWEST EQUITY PARTNERS IV, L.P.
By:  ITASCA PARTNERS, L.L.P., as general partner



By   /s/ John P. Whaley
     John P. Whaley, as Managing Administrative Partner




































SCHEDULE 13D

CUSIP No. 629445 10 7                                  Page 11 of 11 Pages

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is attached, together with any amendments thereto, shall be filed by Norwest Equity Partners IV, L.P., a Minnesota limited partnership, on its own behalf and on behalf of Itasca Partners, L.L.P., a Minnesota limited liability partnership whose managing partners are John E. Lindahl and George J. Still, Jr., and whose managing administrative partner is John P. Whaley.

Dated:  December 7, 2000



Norwest Equity Partners IV, L.P.
By:  Itasca Partners, L.L.P., as general partner


By   /s/ John P. Whaley
     John P. Whaley, as Managing Administrative Partner


Itasca Partners, L.L.P.


By   /s/ John P. Whaley
     John P. Whaley, as Managing Administrative Partner



By   /s/ John P. Whaley
     John P. Whaley, as Attorney-in-Fact
       For John E. Lindahl



By   /s/ John P. Whaley
     John P. Whaley, as Attorney-in-Fact
      For George J. Still, Jr.